P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1955
tara_r_buckley@vanguard.com

January 31, 2012

Chad Eskildsen
U.S. Securities & Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard World Fund, File No. 2-17620
Vanguard Scottsdale Funds, File No. 333-11763

Dear Mr. Eskildsen,

This letter responds to your comments of January 24, 2012, pertaining to your review of the above mentioned Trusts under the Sarbanes-Oxley Act.

Comment 1: Comment:

Vanguard World Fund, N-SAR

The internal control letter filed with the Trust’s Form N-SAR on October 28, 2011, excludes the following series of the Trust: Vanguard Extended Duration Treasury Index Fund, Vanguard International Growth Fund, Vanguard FTSE Social Index Fund, and Vanguard U.S. Growth Fund.

Response:	We will file an amended N-SAR, which will include the internal control letter for these four series.

Comment 2: Comment:

Vanguard U.S. Growth Fund, a series of Vanguard World Fund

The Fund’s financial statements dated August 31, 2011, reflect that 38.5% of the Fund’s assets are invested in the information technology sector. Consider revising the strategies and risks disclosed in the Fund’s prospectus as a result of the Fund’s concentration in this sector.

Response:

Investment concentration in the information technology sector, or in any other sector or industry, is not a principal investment strategy of the Fund. The Item 4 disclosure identifies manager risk as a primary risk of the Fund, and describes this risk as follows: “…the chance that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective. Significant investment in the information technology sector subjects the Fund to proportionately higher exposure to the risks of this sector.”

Chad Eskildsen
January 31, 2012

We believe that our current disclosure appropriately reflects the Fund’s principal investment strategies and risks.

Comment 3: Comment:

Vanguard Explorer Value Fund, a series of Vanguard Scottsdale Funds

The Fund’s schedule of investments in the Trust’s Form N-CSR dated August 31, 2011, identifies Ares Capital Corp., a business development company, as a holding of the Fund; however, acquired fund fees and expenses are not disclosed in the Fund’s expenses.

Response:

The Fund’s prospectus dated December 29, 2011, containing financial data for the Fund through the fiscal year ended August 31, 2011, includes acquired fund fees and expenses of 0.04%. This figure accounts for the Fund’s investment in business development companies.

Comment 4: Tandy Requirements

As required by the SEC, each Fund acknowledges that:

    - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

    - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

    - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1955 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Tara R. Buckley
Senior Counsel
The Vanguard Group, Inc.